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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

          (CHECK ONE): [ x ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]
                            Form 10-Q [ ] Form N-SAR

                       For Period Ended: December 31, 2001


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

                               HOST FUNDING, INC.
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

             1640 School Street, Suite 100, Moraga, California 94556 (Address of Principal Executive Office, Street and Number) (Zip Code)


                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ x ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is requesting an extension for the filing of the Annual Report on Form 10-K for the year ended December 31, 2001 based upon the fact that the Company did not have complete information for which to complete the necessary financial reports by April 1, 2002. The Company will file the Annual Report on Form 10-K for the year ended December 31, 2001 prior to the extension due date of April 16, 2002.



                           PART IV. OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Mr. Glen Fuller at 925/631/7929.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

         /X/ Yes       /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         /X/ Yes      /  / No

         The Registrant does anticipate a significant change in the results of operations of the Registrant from the year ended December 31, 2000 to the year ended December 31, 2001. The Company had several significant, non operating events that resulted in a charge to earnings of approximately $4 million. The events included the foreclosure of three properties, the termination and restructure of the Company's primary lease agreement, the recognition of a claim resulting from a default on a franchise agreement and the conversion of the Company's preferred stock to a note payable.

          The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                         By:  /s/ Glen Fuller
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                                              Chief Operating Officer

                                         Date: March 29, 2002